Exhibit 12.1

ONEOK Partners, L.P.

Computation of Ratio of Earnings to Fixed Charges

	Twelve months ended December 31,
(Unaudited)	2003		2004		2005		2006		2007
	(Thousands of dollars)
Fixed Charges, as defined
Interest on long-term debt	$80,653		$79,020		$90,066		$136,533		$146,046
Other interest	45		15		3		439		4,714
Amortization of debt discount, premium & expense	(1,539)		(1,690)		(2,379)		(2,294)		1,765
Interest on lease agreements	1,210		1,192		1,522		5,605		6,392

Total Fixed Charges	80,369		78,537		89,212		140,283		158,917

Earnings before income taxes and undistributed income from equity investees	(49,244)		190,245		189,042		501,595		417,305

Earnings available for fixed charges	$31,125		$268,782		$278,254		$641,878		$576,222

Ratio of earnings to fixed charges	0.39	x	3.42	x	3.12	x	4.58	x	3.63	x

For purposes of computing the ratio of earnings to combined fixed charges and preferred stock dividend requirements, “earnings” consists of income before cumulative effect of a change in accounting principle plus fixed charges, minority interest, income taxes and distributed income of equity method investees, less capitalized interest and undistributed income for equity investees. “Fixed charges” consists of interest expensed and capitalized, the amortization of debt discounts and issue costs and the representative interest portion of operating leases.